THE O’NEAL LAW FIRM, P.C.
17100 East Shea Boulevard
Suite 400-D
Fountain Hills, Arizona 85268
(480) 812-5058 (Tel)
(480) 816-9241 (Fax)

June 27, 2006

Brad Skinner
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: New Medium Enterprises, Inc.
Form 10-KSB for Fiscal Year Ended June 30, 2005
Form 10-QSB for Fiscal Quarter Ended March 31, 2006
File No. 333-51880

Dear Mr. Skinner:

We are writing in response to your comment letter dated May 17, 2006 in connection with the above-referenced matter.

1. The firm of Morgenstern & Company, CPA's P.C. audited the balance sheet as of the periods ending June 30 2005 as well as the financial information as it relates to the statement of operations, stockholders' equity and cash flows. The accounting firm of N. Blumenfrucht audited the balance sheet as of the periods ending June 30 2004 as well as the financial information as it relates to the statement of operations, stockholders' equity and cash flows since inception in 1999. The amended 10K for the period ending June 30, 2005 now reflects this correction. The amended 10K report includes the audit reports from the independent accounting firm of Morgenstern & Company for the period ending June 30, 2005, and the independent accounting firm of N. Blumenfrucht CPA PC for the period ending June 30, 2004.

2. The firm of Morgenstern & Company CPA's P.C. is the only auditor for the Company presently.

3. The amended 10K form reflects the cumulative cash flow information from inception in accordance to the requirements of paragraphs 11b and 11c of SFAS 7 as it relates to showing cumulative amounts since inception through the period reported. We are attaching the cumulative cash flow information from inception to the period reported, for both periods to June 30 2005 and March 31, 2006.

4. On January 13, 2004, the Company acquired the business and all the intellectual property assets pertaining to a new DVD format from MultiDisk Ltd. and TriGM International SA. In connection with the acquisition the Company issued 72,605,776 shares of its stock to the shareholders of MultiDisk and TriGM. These shares were valued at $14,521,155, which approximates the fair market value of those shares. The Company also paid additional fees in funding, legal and brokerage fees, which have been capitalized, part of these funds ($150,000) was allocated to Machinery and Equipment. The non cash transaction in note 4 referred to in the comment were only supplemental disclosures.

Additionally, in connection with this acquisition the Company has agreed to undertake future payments of $174,000 after the successful raising of additional capital in the amount of $500,000.

On June 23, 2005, the Company converted the following outstanding obligations owed to two of its principal shareholders into The Common stock of the company. May Ltd. $87,000 debt converted into 1,740,000 Common shares TriGM Ltd. $87,000 debt converted into 1,740,000 Common Shares. This reflects the payment of the $174,000.

5. Note 1. Formation of Business of the Company has been amended to read that New Medium Enterprises Inc. (The "Company") was organized on August 2, 1999 in the State of Nevada under the name Shopoverseas.com, Inc. On July 10, 2000 the name was changed to New Medium Enterprises, Inc. The Company's original intention was to operate as an Internet based E-commerce Company. Several web sites were formulated whose purpose was the sale of various goods and services to both consumers and businesses. During a prior fiscal period management had decided to cease any further expenditures in regard to the web site and had written off the total cost in the prior period. The Company has acquired the rights to and is currently developing a new DVD format. As of September 30, 2004 the Company completed the initial first-generation product prototype of prerecorded 120 mm Red Laser 20GB VMD (Multilayer Video Disc), providing 180 minutes of High-Definition (1080i) Video Content in full MPEG-2 format. During the second quarter the Company achieved six layers yielding 30GB of storage capacity with bit rates up 60 Mbs maximal, capable of playing High Definition content for both HDTV and Digital Cinema on a single VMD Player. As of the June 30, 2005 the Company had generated minimal revenues and is considered a development stage company. Management is pursuing additional capital through various methods.

6. The Company acquired the intellectual property rights to a high definition DVD that is capable of playing High Definition content for both HDTV and Digital Cinema on a single VMD Player which is cost effective since the manufacturing process of the VMD Discs which is based on the existing Red Laser technology utilizes the same infrastructure currently utilized for standard DVD's. The competing products of Blue Laser require refurbishing the DVD infrastructure which is a costly process resulting in higher priced Blue Laser high definition Discs. The assets were valued based on the price of the shares on the date of the consummation of the acquisition of the VMD assets. The asset "Investment in Intellectual Property" is being amortized over its expected life using the straight-line method starting in the period where a working prototype is available. The carrying value of the rights increased to reflect additional development costs pertaining to these rights.

Intellectual property relates to purchase technologies related a new DVD format. The cost of purchasing this technology, which estimated fair market value, was capitalized and is expected to be amortized in future period to properly reflect a matching of income and costs into proper periods. As of June 30, 2005 this technology was evaluated and deemed to have a finite live, under the guidelines of FASB statement 142. At June 30, 2005 revenues relating to this new DVD format were expect to start in the third quarter of year ending June 30, 2006. Based upon this the amortization was calculated to be a half year for fiscal year ended June 30, 2006. As of the date of these responses the company still has not generated any revenues from the sale of this technology and may need to re-evaluate its amortization period for fiscal year ending June 30, 2006.

7. During the fiscal year ending June 30, 2004 there were "no impairments of the intangible assets since the company did not yet achieve a working prototype. As of June 30, 2005 the company, using outside consultants, performed extensive market analysis and research to determine that this property had the ability to generate revenues substantial enough to re-coup the cost of this property. This research indicated that the product had a finite once introduce into the market. The estimates for future amortization of this property were based upon this analysis. This research and analysis also was used as a basis for not recording any impairment as of June 30, 2005.

8. During July 2004 the Company developed a working prototype and started amortizing the product over a sixty month life using the straight-line method. The Company charged $630,792 for amortization in the quarter ending September 2004. However, during the conduct of the audit of the June 30, 2005 financials, it was decided that as there was no income stream being generated, it was more prudent to revise the previous accounting policy to amortize over 60 months and only to start the amortization when we have commercialization of the product. The amortization period used will be based upon a straight line basis over the estimated life of this technology. The estimated life is expected to remain the same regardless of when the product begins generating revenues. Based upon guideline under FASB 142 the amortization of this property is not expected to begin until the property begins generating revenue. This conclusion at June 30, 2005 will be re-evaluated at June 30, 2006.

9. In connection with the acquisition the Company issued 72,605,776 shares of its stock to the shareholders of MultiDisk and TriGM. These shares were valued at $14,521,155, which approximates the fair market value of these shares. Note 4 has been amended to read as follows:

NOTE 4 - INVESTMENT IN INTELLECTUAL PROPERTY

On January 13, 2004, the Company acquired the business and all the intellectual property assets pertaining to a new DVD format from MultiDisk Ltd. and TriGM International SA. In connection with the acquisition the Company issued 72,605,776 shares of its stock to the shareholders of MultiDisk and TriGM. These shares were valued at $14,521,155, which approximates the fair market value of these shares. The Company also paid additional fees in funding, legal and brokerage fees, which have been capitalized, part of these funds ($150,000) was allocated to Machinery and Equipment.

The asset "Investment in Intellectual Property," having a definite life will be amortized over its expected life using the straight-line method starting in the period reflecting the pattern in which the Company use up the benefits the asset provides.

10. Series A warrants were originally exercisable at $1.50 but the stock never traded above $0.45. On March 15, 2004 we lowered the exercise price to $0.25 for 1,300,000 Series A Warrants. In the ensuing periods on the average, the prevailing prices of the Common Stock were at or below the exercise price. In the few instances when the prevailing market price of the Common Stock was slightly above the exercise price of $0.25, the per share difference was no greater than the discount at which the company sells shares to new investors. Thus it was determined that no accounting of the re-priced Warrants was required. The Warrants were assigned to parties providing services to the company for which the company paid in cash. The warrants were exercised by these consultants which generated cash to the company. The payment of cash was accounted for as en expense and the proceeds from the warrants were accounted as proceeds generated from financing activities.

11. For each issuance of equity instruments for services provided, the valuation of the issuances represents the fair market value of the shares at the date of issuance and has been charged to the statement of operations. The equity issuances to management do not have a compensatory component as the management are employed by the company and have their own compensation as per their service contracts. These initial issuances are further inducements for management to join a non - commercialized product entity and add to their punitive compensation packages. We will include this information in our next filing.

In accordance with FASB issued SFAS No. 123R all "Share-Based Payment," are measured and recognizes as compensation expense for all stock-based payments at fair value. The Company has also awarded liability instruments that required employee and consultants to provide services over a requisite period. All of these issuances were also valued at fair value.

12. Please note we amended our 8K Filing Item 4.01 on November 9, 2005. The amended 8K states as follows:

Resignation of Registered Public Accounting Firm.

On October 9, N. Blumenfrucht CPA PC resigned as independent auditor for our company effective October 9, 2005.

Item 8 of our Amended SB-2 reflects the following:

ITEM 8. CHANGES IN & DISAGREEMENTS WITH ACCOUNTING AND FINANCIAL DISCLOSURES

On October 9, N. Blumenfrucht CPA PC resigned as auditor. On October 12, the Auditing firm of Morgenstern & Company was appointed as our independent auditor. Morgenstern & Company conducted the audit for the fiscal year ending 2005. There were no disagreements with Mr. Blumenfrucht as per 8K filing, see Subsequent Events Item 16.

13. The company is in research & development and is close to commercialisation but has not traded, and was involved in investing the funds generated from inward investments. As such, control procedures were at a reasonably assurance level for the minimum activities of the business. Control procedures have been enlarged following relocation of the company from New York to London and the ensuing increase in business activity. The management is satisfied that the controls and procedures meet the objectives of the control system.

14. Following the relocation of the office from New York to London we replaced the CEO and initiated the transition into a commercial entity. The new CEO reviewed and implemented the system of controls and procedures necessary for the change in business activities. The company now has cross-border activities with staff running these operations.

•	Integrated system for the purchase of fixed assets, goods and services as per the attached flow chart.
•	Defined more closely the segregation of duties among the staff.
•	Formalised terms and conditions of employment for staff.
•	Improved control over cost of business travel by centralising bookings of flights, trains, hotels, etc. by one member of staff subject to approval by the CEO.
•	Standard expense form for staff to claim for expenses which are categorised and supported by receipts subject to approval by the CEO.
•	Increase in monitoring and training of staff.
•	Production of monthly management accounts and reports.
•	Formalised the organisation of the company as per the attached chart.
•
Installation of an approved accounting package which improved the system to ensure that all information required to be disclosed in the Exchange Act reports are accumulated and communicated to management in the manner that permits adequate time for the principal executive and financial officers to consider such information and allow timely decisions of such information required by disclosures.

We do not intend to restate or amend our previous filings as the weaknesses did not materially affect reports for those periods and the weaknesses sited have since been ratified.

15. The improvement in the control procedures as set out in (14) above gave management the assurance that the disclosure controls and procedures are effective as of the date of the end of the applicable reporting period.

16. We will amend our 10-KSB to note that the principal executive and financial officers conclude that the controls and procedures are effective to ensure that all information required to be disclosed in the Exchange Act reports are accumulated and communicated to management in a manner that permits adequate time for management, specifically the principal executive and financial officers, to consider such information and allow timely decisions of such information regarding the required disclosures.

17. The changes in our internal control over financial reporting that had occurred are explained in Note 14 above. Payments are also made in accordance with signed agreements for contractual obligations and services rendered. The internal controls were put in place from the 3rd and 4th quarters of 2005 following the company’s relocation to the UK.

18. We will amend our 10-KSB to say that the attorney has the experience practicing before the Securities and Exchange Commission.

19. We will include the above controls and procedures disclosures into our 2006 reports.

20. We used an earlier form to certify and we will now use the current certificate form as we did not realise this has been replaced.

21. The exhibit was executed by the Chief Operations Officer in error and we will arrange for the exhibit to be signed by the principal executive and principal financial officers.

22. We will now state income statements and cash flows both on a quarterly and cumulative basis.

23. The company arranged through a subsidiary company, New Medium Enterprises UK Ltd, trading as New Medium Enterprises Capital for a private equity fund to issue a letter of credit for US$1,100,000 for trade finance. US$309,000 was drawn down against the letter of credit but was not repaid until after 31st March 2006. Therefore at the 31st of March 2006 there was a loan receivable and a loan payable of US$309,000 to the private equity fund of the same amount. This treatment was cleared by the auditors.

24. Series C warrants were originally exercisable at $0.50 but the stock never traded above $0.45. The company continued to incur losses as a developing business and the stock was thinly traded within a range of $0.09 - $0.13. To encourage warrant holders to invest in the company the Board of Directors voted in January 2006 to lower all of the Series C Warrants from $0.50 to $0.10. Subsequently, 300,000 Series C Warrants were exercised at $0.10 per share which generated investment income for the company. The prevailing prices at the time of the exercise of the warrants were $0.13 or $0.14 per share and the difference was no greater than the discount at which the company sells shares to new investors.

Please do not hesitate to contact us if you have any further questions.

Very truly yours,

/s/William D. O’Neal
William D. O’Neal